UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

SUNPOWER CORPORATION

(Name of Subject Company)

SUNPOWER CORPORATION

(Name of Person Filing Statement)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

867652109

867652307

(CUSIP Number of Class of Securities)

Thomas H. Werner

Chief Executive Officer and President

77 Rio Robles

San Jose, California 95134

(408) 240-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce R. Ledesma Executive Vice President, General Counsel and Corporate Secretary 77 Rio Robles San Jose, California 95134 (408) 240-5500	R. Todd Johnson Stephen E. Gillette Jones Day 1755 Embarcadero Road Palo Alto, California 94303 (650) 739-3939	Jonn R. Beeson Jones Day 3161 Michelson Drive, Suite 800 Irvine, California 92612 (949) 851-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2011, (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by SunPower Corporation, a Delaware corporation (the “Company”), relating to the tender offer disclosed in the Schedule TO, dated May 3, 2011 (the “Schedule TO”), filed by Total S.A., a société anonyme organized under the laws of the Republic of France (“Total”) and its indirect wholly owned subsidiary, Total Gas & Power USA, SAS, a société par actions simplifiée organized under the laws of the Republic of France (“Purchaser”), to purchase up to 34,144,400 Class A Shares and up to 25,220,000 Class B Shares (or such greater number of Class A Shares and Class B Shares as Purchaser may elect to purchase as expressly permitted by the Tender Offer Agreement) at a purchase price of $23.25 per Share for each class, net to the seller thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2011 (as amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) (which collectively constitute the “Offer”). The Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

Item 8 of Schedule 14D-9 is hereby amended and supplemented by amending and restating the second and third paragraph of subsection (f) captioned “Antitrust” in their entirety as follows:

“Pursuant to the Tender Offer Agreement and the requirements of the HSR Act, Purchaser filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on May 2, 2011. On May 9, 2011, the FTC granted early termination of the required waiting period under the HSR Act applicable to the Offer. The early termination of the waiting period under the HSR Act satisfies the condition of the Offer that the waiting period under the HSR Act applicable to the Offer has expired or been terminated. See The Offer to Purchase—Section 15—“Conditions of the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUNPOWER CORPORATION

Date: May 10, 2011	By:	/s/ Dennis V. Arriola
	Name:	Dennis V. Arriola
	Title:	Executive Vice President and Chief Financial Officer